Management’s Discussion and Analysis of Financial Statements
for the year ended August 31, 2017

This Management’s Discussion and Analysis (“MDA”) of Avalon Advanced Materials Inc. (the "Company" or “Avalon”) is an analysis of the Company's financial results for the year ended August 31, 2017 (the “Year” or “Fiscal 2017”). The following information should be read in conjunction with the accompanying audited consolidated financial statements and the related notes thereto. This MDA is prepared as of November 24, 2017.

Nature of Business and Overall Performance

Avalon is a Canadian mineral exploration and development company that is listed on the Toronto Stock Exchange in Canada, traded on the OTCQX Best Market in the United States and also trades on the Frankfurt Stock Exchange in Germany. The Company seeks to build shareholder value by becoming a diversified producer and marketer of specialty metals and minerals and expanding the markets for its mineral products.

Avalon operates primarily in Canada with a focus on rare metals and minerals, including lithium, tantalum, niobium, cesium, indium, gallium, germanium, rare earth elements (“REE”), yttrium, zirconium as well as tin.

The Company is in the process of exploring or developing three of its five mineral resource properties. The Company completed a preliminary economic assessment (“PEA”) of its Separation Rapids Lithium Project in September, 2016. Previously, the Company completed a feasibility study on its Nechalacho Project in April 2013 (“Nechalacho FS”), and its Report of Environmental Assessment (the “Report of EA”) was approved by the Minister of Aboriginal Affairs and Northern Development Canada (“AANDC”) in November 2013. Nechalacho is the Company’s most advanced rare metals project, but is relatively inactive at the present time due to reduced demand for rare earths, although it could be re-activated at any time.

The Company has embraced the principles of sustainability as core to its business practice and has made a strong commitment toward implementing corporate social responsibility (“CSR”) best practices. In November 2017, the Company released its sixth comprehensive Sustainability Report entitled Concentrating on Cleantech Materials Production (the "2017 Sustainability Report").

The Company believes that industrial demand for the advanced materials products it seeks to produce, particularly lithium compounds, is growing rapidly due to their importance in an expanding array of applications in new clean technology notably energy storage and electric vehicles.

Selected Annual Information

The following selected financial data for each of the three most recently completed fiscal years are derived from the audited annual financial statements of the Company, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

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For the Years Ended August 31,	2017	2016	2015
	$	$	$
Revenue (Interest)	28,211	35,160	66,014
Net Loss before discontinued operations	3,357,321	3,539,645	3,176,374
Net Loss before discontinued operations, per share basic and diluted	0.018	0.021	0.023
Net loss	3,357,321	3,539,645	3,176,374
Net loss, per share basic and diluted	0.018	0.021	0.023
Total assets	120,436,379	118,515,050	119,223,274
Total long term liabilities	3,082,762	263,600	263,600
Cash dividends	-	-	-

The Company has recorded losses in each of its three most recently completed fiscal years and expects to continue to record losses until such time as an economic mineral deposit is developed and brought into profitable commercial operation on one or more of the Company’s properties, or is otherwise disposed of at a profit. Since the Company has no revenue from operations, annual operating losses typically represent the sum of business expenses, any impairment losses recognized on its mineral properties and adjustments to the fair value for the derivative liabilities and convertible redeemable preferred shares. The Company may increase or decrease its level of business activity in coming years and if it does, investors can anticipate that the Company’s annual operating losses will also increase or decrease until an economic mining operation is brought into profitable commercial production, or one or more of the Company’s properties are disposed of at a profit.

Exploration and Development Activities

Expenditures on resource properties for Fiscal 2017 totalled $2,670,248, a 35% decrease from the level of expenditures for the year ended August 31, 2016 (“Fiscal 2016”) which totaled $4,085,283. Of these expenditures, 77% were incurred on the Separation Rapids Lithium Project, 12% were incurred on the East Kemptville Tin-Indium Project (the “East Kemptville Project”) and 7% were incurred on Nechalacho. Expenditures on the Separation Rapids Lithium Project increased to $2,042,200 from $1,843,520 in Fiscal 2016. due to expenditures incurred for the spring, 2017 drilling program. These were partly offset by the decreased expenditures on metallurgical process development work after petalite flotation and hydrometallurgical process development work were substantially completed in Fiscal 2016. Expenditures on the East Kemptville Project decreased to $311,352 from $1,862,905 in Fiscal 2016, when a substantial drilling program was completed in the fall. Activities in Fiscal 2017 were limited to metallurgical test work, environmental studies and economic modelling of various site re-development models under consideration. The decreased expenditures on the Nechalacho Project were due to the project being relatively inactive.

Resource property expenditures for the three months ended August 31, 2017 (the “Quarter”) totalled $541,262, a 14% decrease from the level of expenditures for the quarter ended August 31, 2016 $626,918) due to a lower level of exploration and development activity. Of these expenditures, 65% were incurred on the Separation Rapids Lithium Project, 19% were incurred on the East Kemptville Project, and 15% were incurred on the Nechalacho Project.

As at August 31, 2017, the Company had decided to terminate the option agreement on its Mount Douglas Tin-Tungsten Property, and accordingly the cost incurred to-date of $135,109 has been written off as an impairment loss in the Year. These claims were returned to the original owner in September 2017. The Company also terminated an option agreement in certain mineral claims located south of St. George, New Brunswick and returned these claims to the original owners during the Year, accordingly the cost incurred to-date of $39,929 has been written off as an impairment loss.

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In addition, the Company has recognized an impairment loss of $3,080 relating to the maintenance expenditures incurred on the Warren Township Project.

Separation Rapids Lithium Project

During the Year, the Company incurred $2,042,200 (2016 - $1,843,520) in expenditures on the Separation Rapids Lithium Project, in the Paterson Lake area of Ontario. Approximately 49% was incurred on the diamond drilling completed in the spring of 2017, geological resource modelling as well as on the geological mapping and sampling program carried out during the Quarter on the western part of the property covering the new claims acquired earlier this year; 22% was spent on metallurgical laboratory test work, 11% on the Preliminary Economic Assessment (“PEA”), 11% on environmental studies, community engagement and permitting, with the balance incurred on acquiring the additional mineral claims to the northwest.

During the Quarter, the Company incurred $351,077 (2016 - $467,255) in expenditures on the Separation Rapids Lithium Project near Kenora, Ontario. Approximately 53% was incurred on analysis of drilling samples collected during the spring drilling program, geological resource modelling and a regional exploration program conducted on the western part of the property. 21% was spent on metallurgical laboratory test work on optimization of the petalite flotation process and the evaluation of fluidized bed roasting within the hydrometallurgical process flowsheet, 25% was spent on engineering, on-going environmental studies and permitting. The engineering work included generation of a basic layout for a demonstration size flotation circuit, with the balance spent on community engagement and property maintenance, while environmental work focused on assessing the chemistry of water run-off and leachate from process tailings and aggregates stockpiles.

The Spring 2017 drilling program was completed during the quarter ended May 31, 2017 and the results were announced in the news release dated July 18, 2017. Five holes (SR17-70 to 74) totaling 1,473 metres were drilled. Two holes were drilled on each of the west and east extensions of the main deposit, extending the resource and mapping the extent of the distinct lepidolite and lithium mica rich sub-zones. These holes also contributed to developing a new resource block model to identify target areas for future resource expansion. The fifth hole (SR17-70) was drilled on an untested target located approximately 1km west of the main deposit, but was not completed due to difficult ground conditions. This hole and a second planned hole on the West Pegmatite will be completed in a future program, when access conditions improve. The summer geological mapping program outlined six new pegmatite targets based on either lithogeochemical or biogeochemical (vegetation) sampling. The westernmost occurrence, known as the Glitter pegmatite, has never been drill-tested and yielded 1.18% Li2O over 14.8metres in a continuous chip sample of petalite mineralization collected this summer, confirming results obtained by previous operators.

All drill hole data is being brought into Avalon’s database and recent work on the resource block model following the spring drilling program has focused on generating a detailed mineralogical model of the deposit. The new drill hole data also contributed to a better understanding of resource geometry for mine planning purposes, in particular the spatial distribution of the lepidolite rich sub-zone that comprises at least 20% of the known resource. The block model created will help guide future drilling designed to expand the resource to depth. A revised mineral estimate was also generated (presented below) that was not materially different from the 2016 resource estimate based on the historical drilling data except for differentiating resources contained in the two main lithium mineralogical sub-zones.

Metallurgical Process Testwork

Mapping mineralogical zonation in the deposit is integral to designing an appropriate flowsheet for the planned Phase 1 production facility in order to maximize recoveries of lepidolite and petalite which will need to be concentrated separately. Initial testwork has shown that lepidolite can be recovered as the first step in a sequential flotation process prior to flotation of petalite. Concentrates of lepidolite are attracting increasing interest as a feedstock for production of lithium carbonate due to innovative low cost process technology such as the L-Max® process of Lepidico Ltd. As reported in the Company’s news release dated February 6, 2017, Avalon signed a letter of intent with Lepidico under which it is contemplated that Avalon would sell a minimum of 15,000 tonnes per annum of lepidolite concentrate produced from its Phase 1 plant to Lepidico for processing at Lepidico’s planned Phase 1 commercial lithium carbonate production facility. Lepidico now contemplates building this facility in Ontario.

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As disclosed in the Company’s news releases dated October 26, 2017 and November 16, 2017, Avalon is proceeding with further testwork to optimize the flowsheet designed for recovery of a concentrate of lepidolite. Previous testwork has already demonstrated that a lepidolite flotation concentrate assaying 4.5% lithium oxide (Li2O) can be readily recovered from Separation Rapids ore. Additional testwork on the lepidolite flowsheet initiated in November is designed to confirm or improve upon the 90% recovery previously achieved, as well as to increase the Li2O content of the concentrate. This work will include additional work on the petalite concentrate flowsheet through further locked-cycle tests that will generate additional petalite concentrate for product marketing purposes and hydrometallurgical process optimization.

The current flotation flowsheet for petalite includes a magnetic separation stage to remove iron-bearing minerals which would otherwise report to the petalite concentrate. Since the main iron-bearing minerals in the ore are micas that also contain significant lithium, the magnetic material is effectively another lithium concentrate. Additional testwork is planned to upgrade this concentrate and create another potential economic feed for the production of lithium battery materials from the Separation Rapids resource.

In a separate flotation test program, Avalon is designing a process to produce a high grade petalite concentrate (4.5% Li2O) with greatly reduced levels of sodium and potassium to meet a potential customer’s requirements for a specialized, high purity product. Initial results have already achieved acceptable levels of 0.11% sodium oxide (Na2O) and 0.22% potassium oxide (K2O) with the expectation that additional testwork could further reduce these levels. This high purity petalite concentrate will be a premium quality material for certain specialty glass applications.

Avalon’s Phase 1 plant would also include a hydrometallurgical process circuit to produce lithium hydroxide from petalite using the innovative new process flowsheet developed by the Company in 2016. The Company recently filed an application for patent protection of this new petalite hydrometallurgical process flowsheet as disclosed in the Company’s news release dated November 16, 2017. Lithium hydroxide produced from the Separation Rapids petalite concentrate material was sent to the National Research Council (“NRC”) who confirmed that it represents a suitable precursor for lithium ion battery cathode materials. NRC determined that the material compared well with another commercially available lithium battery material.

Hydrometallurgical process optimization work continued during the quarter with a focus on the potential use of fluidized bed roasting for pre-treating the petalite. In a new program initiated in November, Avalon engaged the services of an international specialist consultant in the field of membrane technology to conduct a series of trials in their laboratory utilizing potential membrane alternatives. The work will focus initially on simplifying the current three-stage impurity removal processes, as well as generating a more concentrated intermediate lithium sulphate stream ahead of conversion to lithium hydroxide. The introduction of specially tailored membranes into the petalite hydrometallurgical flowsheet has the potential to significantly reduce plant operating and capital costs, as well as greatly lowering energy requirements and the overall environmental footprint of the operation.

Mineral Resources

The Mineral Resources estimate for Separation Rapids was updated in Q1 2018. The main objectives of this work were to distinguish the lepidolite rich portion of the deposit from that where lithium is hosted largely in petalite and incorporate the data from results of the 2017 drill program into an updated resource block model. The new estimate has total Measured and Indicated Resources of 8.12 million tonnes at a grade of 1.37% Li2O at a 0.6% Li2O cutoff grade. In addition, the Deposit includes an estimated Inferred Resource of 1.20 million tonnes at 1.33% Li2O. Within this total resource, the estimated resource for the lepidolite rich Measured and Indicated portion of the deposit is 1.85 million tonnes at 1.38% Li2O. This represents 23% of the total tonnage of Measured and Indicated Resources at virtually the same Li2O grade as the petalite rich portion of the deposit. Although there is no material change in the overall tonnage of the resource, the drilling enabled improved delineation of the deposit, it now includes a grade and tonnage estimate for the lepidolite + petalite pegmatite and the more detailed geological modeling resulted in an overall grade increase. The estimate of the feldspar content of these resources has not changed and remains, as reported in the previous resource estimate, at 39% feldspar.

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The Deposit is hosted within a large, highly-evolved pegmatite body of the rare petalite sub-type, similar to the “Tanco” pegmatite: a rare metals producer located 60 km to the west at Bernic Lake, Manitoba. The Separation Rapids pegmatite forms a vertically-dipping body varying in thickness up to 70 metres and is traceable for approximately 1.5 km along strike. Unlike the Tanco pegmatite, it is highly deformed and was essentially flattened and stretched into its present sub-vertical orientation. The Deposit exhibits typical mineralogical zoning characteristics seen in other highly evolved rare metal pegmatites like Tanco, such as well-developed wall zones and a petalite-rich intermediate zone. Exploration potential exists to discover additional mineralogical sub-zones typical for such pegmatites enriched in other rare metals, notably tantalum and cesium. The Deposit has been partially delineated by exploration drilling over 500 metres of strike length to a depth of 260 metres, and is open for expansion.

The petalite rich pegmatite occurs in one main body which contains the largest part of the resource and 11 smaller pegmatite bodies. The lepidolite rich pegmatite occurs in two larger dikes to the northwest and northeast of the petalite pegmatite and 14 smaller dikes. These zones are open to depth and along strike.

The primary lithium bearing minerals in the deposit are petalite and lepidolite with minor spodumene. The feldspars include both albite and potassium feldspar. The other major rock-forming minerals are quartz and muscovite (also lithium-bearing). Accessory minerals include columbite-tantalite, cassiterite, apatite and topaz. Results from 74 historic diamond drill holes totalling 11,644 metres were used to create a 3-D model of the host pegmatite.

The model includes lithium resources with an average grade of below 1% Li2O. The lower gradelithium mineralization consists of a swarm of narrow lithium-bearing pegmatite dykes intruded into meta-volcanic rocks, where tests indicate the lithium resource can be pre-concentrated using optical sorting technology.

The previous 2016 resource block model has had an open pit mine design applied to it using Whittle Pit optimization resulting in 9.34 million tonnes of mineralized material at an average grade of 1.22% Li2O within the pit. The pit has a strip ratio of 1:5.6, resulting in 52 million tonnes of waste rock for stockpiling for use as aggregate. For the purpose of the PEA, the mine depth was limited to 260 metres. This open pit design includes inferred resources that are too speculative geologically and thus cannot be relied upon for economic considerations. The new resource estimate has not as yet had an open pit mine plan applied to it.

The mine design has not been optimized and the appropriate timing to transition the operation to underground mining has yet to be determined. Further drilling is designed to identify additional resources at depth (as well as along strike) which would create the opportunity to include an underground mining operation in the development model.

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Separation Rapids, Mineral Resource Estimate at 0.6% Li2O Cut-off Grade
As at November 15, 2017

Class	Petalite Zone			Lepidolite-Petalite Zone			Total
	Tonnes	Li2O	Rb2O	Tonnes	Li2O	Rb2O	Tonnes	Li2O	Rb2O
	(Mt)	(%)	(%)	(Mt)	(%)	(%)	(Mt)	(%)	(%)
Measured	2.86	1.39	0.313	1.18	1.38	0.467	4.04	1.39	0.358
Indicated	3.42	1.36	0.338	0.67	1.40	0.484	4.09	1.37	0.362
Measured plus Indicated	6.28	1.37	0.327	1.85	1.38	0.473	8.12	1.37	0.360
Inferred	0.94	1.30	0.321	0.26	1.42	0.505	1.20	1.33	0.361

Footnotes:

1.	CIM definitions were followed for Mineral Resources.
2.	The Qualified Person for this Mineral Resource estimate is William Mercer, PhD, P.Geo. (ON)
3.	The resource estimate is based on 74 drill holes totalling 11,644 metres drilled between 1997 and 2017 by Avalon.
4.	Drill data was organised in Maxwell DataShed and for estimation purposes was transferred to the Geovia GEMS 6.8 software, wherein the block model was developed.
5.	The geological units were modeled as outlined by drill core logs.
6.	Resources were estimated by interpolating composites within a block model of 10 x 10 x 3 metre blocks.
7.	Grade interpolation used the Ordinary Kriging method combined with variograms and search ellipses modeled for each rock unit.
8.

Measured material was defined as blocks using composites from ≥ 4 drill holes and a distance ≤ 25 m to the nearest composite and additional blocks with excellent geological and grade continuity, while indicated material includes blocks using ≥ 3 drill holes and a distance ≤ 35 m to the nearest composite and blocks with geological and grade continuity, and inferred material was defined as blocks with composites from ≥ 2 drill holes and interpolated geological continuity up to 40 m below diamond drill holes.

9.	Two metre composites were used and no capping was necessary.
10.	The mean density of 2.65 t/m3 was used for unit 6ABC and 2.62 t/m3 for unit 6D.
11.	The cut-off grade reported in this resource estimate, 0.6% Li2O, is consistent with the previously published resource estimate by Avalon (Preliminary Economic Assessment, 2016).
12.	Mineral resources do not have demonstrated economic viability and their value may be materially affected by environmental, permitting, legal, title, socio-political, marketing, or other issues.
13.	All figures are rounded to reflect the relative accuracy of the estimates. Summation of individual columns may not add-up due to rounding.

Lithium Markets

The demand for lithium chemicals, such as lithium carbonate and lithium hydroxide, has been growing rapidly in recent years, driven predominantly by lithium ion rechargeable battery technology now in high demand for electric vehicles and other energy storage applications. Current projections indicate continued growth in lithium demand from the battery sector for the foreseeable future. Because lithium is marketed in different forms, (including lithium minerals used in glass and ceramics) aggregate lithium demand and supply is usually expressed in terms of lithium carbonate equivalent (“LCE”).

In 2017, several countries announced new policies to ban the sale of internal combustion engine (ICE) vehicles in the future including Norway by 2025, India by 2030 and France and the UK by 2040. China announced that it would also ban the sale of ICE vehicles in the future without a target date, but further announced minimum EV sales quotas beginning in 2019 at 10% of total vehicle sales. Since some 26 million cars were sold in China in 2016, 10% of sales in 2019 is expected to amount to at least 2.6 million vehicles, an ambitious target.

So far during 2017 several auto makers have made announcements revealing significant increases in hybrid (HEV) and electric vehicle (EV) production targets. BMW, Ford, GM, Honda, Mercedes, Volvo, Jaguar, Mazda and Volkswagen have each made significant announcements. Volkswagen stated it would offer 80 electric models by 2025 and 300 models by 2030. A market observer estimated that VW would require more than 50% of the lithium produced worldwide in 2015 to produce the electric vehicles it expects to sell by 2030.

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It is clear that new lithium supply sources will be needed to meet the growing demand for batteries for electric vehicles. The Separation Rapids Lithium Project will be well-situated to serve new battery production facilities contemplated in North America. Just one well-known example, the lithium battery Gigafactory of Tesla Motors Inc. in Nevada which began production in early 2017, is expected to consume up to 25,000 tonnes per year of lithium hydroxide after it has reached full production.

For the purposes of its 2016 PEA, Avalon used a price assumption of US$11,000 per tonne FOB plant for lithium hydroxide consistent with price forecasts developed in mid 2016 by Roskill Information Services. Prices as reported by other services such as Benchmark Minerals Intelligence have continued to escalate since that time due to rapidly growing demand from battery makers. Current prices estimates by Benchmark Mineral Intelligence are US$17,500/t for lithium carbonate in September 2017. (Lithium hydroxide typically carries a premium of US$2,000/t over lithium carbonate to reflect the added processing cost of converting carbonate to hydroxide)

Lithium chemicals are getting most of the attention in the market and the media due to the increased demand projected for lithium ion batteries in electric vehicles. The markets for glass and ceramics (which commonly use lithium in the mineral form) will also continue to be a growth market for lithium albeit not at the rate anticipated for lithium battery applications. Many existing and new glass formulations for automotive, cell phones, and video displays that require high strength, contain lithium and this will remain an important market in years to come.

Numerous expressions of interest have been received from potential customers for the Company’s lithium products and discussions on off-take commitments are ongoing. Once off-take commitments are secured that define the priority lithium product lines, the Company can finalize the design and engineering of the Phase 1 plant. With demand for lithium growing rapidly and few advanced lithium projects ready to commence production, the Company is well-positioned to bring a new supply to the market to serve priority customers, once project financing is in place.

Environmental Assessment and Community Engagement Update

Avalon is committed to developing the Project based on modern CSR principles and reporting on its performance in its annual Sustainability Reports. These CSR principles include commitments to minimize environmental impacts, ensuring the health and safety of employees, creating benefits for local communities and providing full transparency in its social and environmental performance. The Company and the Project are well known in the local community.

The Company completed site water, sediment, fish, invertebrate and endangered species studies in June and October that successfully advanced the validation of the 1999 environmental baseline study. Sites for infrastructure, including the tailing management facility, have been identified that do not impact fish or other wildlife habitat. Leachate work has been initiated on the site rock and tailings to confirm that these have a low risk of generating acid rock drainage. The original baseline environmental study prepared in 1999 and updated in 2007, required the spring and fall 2017 data collection to further update this study and align it with recent regulatory changes. A Draft Project Description and Environmental Impact Assessment was subsequently produced.

Permitting was advanced through a multi-ministry meeting to review the completed Draft Project Description, discuss the provincial permitting process and to obtain regulator input into the project planning and confirm the proposed environmental work program. Separate discussions were held with federal regulators which also included the probable exemption of the project from the Canadian Environmental Assessment Act (“CEAA”) due to the low environmental impact of the project and the fact that the project does not exceed any of the regulated triggers under the Act. No fish or fish habitat will be impacted by the project, eliminating the need for associated permits under the Federal Fisheries Act.

Initial studies suggest that aggregate stockpiles, tailing and concentrate storage areas will not contribute effluents of environmental concern. Additional environmental assessment of the waste rock and tailing materials, based on recent drilling and metallurgical work, was initiated in an effort to validate the earlier work. Dry stacking of tailing and concentrates will minimize long term storage risk, water use and optimize effluent quantity. A final project description may not be required if the Project is exempted from the CEAA process. The data will be required to support the provincial permit applications only. This has the advantage of shortening the permitting time line significantly.

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The Project is located in the traditional land use area of the Wabaseemoong Independent Nations (“WIN”) for which they have stewardship under an agreement with the Province. The Company first signed an MOU with WIN in 1999 which was renewed when the Project was re-activated in 2013. Avalon management has been keeping WIN leadership informed on Project activities and remains committed to fulfilling its community consultation obligations and partnering with WIN on Project business opportunities. The Company has also initiated dialogue with the Métis Nation of Ontario who holds Aboriginal rights in the area. Following the completion of the Draft Project Description, positive project review meetings were held with the Wabaseemoong Chief and Council and with the Metis Nation of Ontario at a Valued Components Workshop in order to review the project and obtain guidance and comments on environmental aspects of the project.

Overall, the Company does not anticipate any delays in securing the necessary permits and approvals to proceed with the Phase 1 production facility.

Future Work

The Company is primarily focused on the next steps required to move forward with the Phase 1 demonstration scale production facility. Several models for this plant are under consideration involving different throughput rates and variations of the flowsheet depending on the product mix to be recovered. The nature of the resource, with two main lithium minerals, offers considerable flexibility in lithium products. Some consumers are interested in mineral concentrate (either petalite or lepidolite) and some are more interested in the lithium derivative products, either carbonate or hydroxide. The Company continues to talk to potential strategic partners interested in securing lithium supplies. The product mix, final flowsheet and production capacity will be determined in collaboration with our partner(s).

Near term priorities are all related to flowsheet optimization laboratory work and production of small product samples for customer evaluation. Following completion of the current testwork program, the Company will be in a position to proceed with another bulk sample trial in order to generate the information necessary to complete the final flowsheet design and engineering for the Phase 1 Plant. When this work is completed, financing is secured and any necessary operating permits are in place the Company will be in a position to proceed with Phase 1 plant construction possibly as early as 2018.

The present concept is to build this facility at a scale that would facilitate on-going profitable small-scale production. A throughput rate of in the order of 100,000 tonnes per annum of ore is envisioned which would require a capital investment in the rate of $30-40 million. A Phase 1 Plant at this scale could potentially be in operation before the end of 2019. Once the lithium products are fully qualified and commitments on off-take received, the Company would then proceed with scale-up of the operation to expand product output. This might be done in two steps before full-scale production is achieved in order to ensure a successful transition without compromising product quality.

Further drilling is also contemplated in order to increase the total lithium resources in the main Separation Rapids lithium deposit, which is open for expansion to depth below 200 metres with the deepest holes at present indicating similar widths and grades as in the near surface holes. In addition, the lepidolite-rich sub-unit of the main pegmatite is also open for expansion to depth and along strike. This work is considered a second priority since the existing resource is more than adequate to serve the requirements for Phase 1 production start-up and there is a high degree of confidence in the potential for delineating additional economic resources on the property.

Unless otherwise noted, the technical information on the Separation Rapids Lithium Project has been reviewed and approved by the Company’s Senior Vice President, Metallurgy and Technology Development, Mr. David Marsh, FAusIMM (CP), or Dr. William Mercer, PhD, P.Geo. (Ontario), P. Geo. (NS), Vice President, Exploration, who are both Qualified Persons under NI 43-101.

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Nechalacho Rare Earth Elements Project

The Nechalacho Project is located at Thor Lake in the Mackenzie Mining District of the Northwest Territories (“NWT”), about 5 kilometres north of the Hearne Channel of Great Slave Lake and approximately 100 kilometres southeast of the city of Yellowknife. The property is comprised of five contiguous mining leases totalling 10,449 acres (4,249 hectares) and three claims totalling 4,597 acres (1,869 hectares). The leases are subject to one underlying 2.5% Net Smelter Returns (“NSR”) royalty agreement. Avalon has the contractual right to buy out this royalty on the basis of a fixed formula, which is currently approximately $1.46 million and which will increase at a rate equal to the Canadian prime rate until the royalty is bought out.

The property is situated in an area referred to as the Akaitcho Territory, an area which is subject to comprehensive native land claim negotiations between the Government of Canada and the Treaty 8 Tribal Corporation, which consists of the Yellowknives Dene First Nation (“YKDFN”), the Deninu K’ue First Nation (“DKFN”) and the Lutsel K’e Dene First Nation (“LKDFN”). The Company has signed an Accommodation Agreement with the DKFN. The Company also recognizes that the Tticho First Nation (“TFN”) has a settled land claim with the Government of Canada which provides for certain harvesting rights in the area of the Nechalacho site. The general area around the Nechalacho site is subject to Aboriginal rights asserted by two Métis organizations: the Northwest Territory Métis Nation (“NWTMN”) and the North Slave Métis Alliance (“NSMA”). During 2014, Avalon concluded a Participation Agreement with the NWTMN and commenced discussions with the NSMA.

Since the completion of the Feasibility Study (“Nechalacho FS”) in April, 2013, the Company has been engaged in metallurgical test work with the objective of optimizing the process flowsheets to improve recoveries and reduce costs. This involved introducing efficiencies to the Concentrator flowsheet, and designing a new flowsheet for the Hydrometallurgical Plant involving an alkali cracking process for treatment of the rare earth mineral concentrate as an alternative to the sulphuric acid bake process contemplated in the Nechalacho FS. The alkali cracking process enables recovery of 90% of the heavy rare earth elements (“HREE”) in the flotation concentrate, compared to 52% recovery contemplated in the Nechalacho FS using the sulphuric acid bake process. In addition, the alkali cracking process allows for the recovery of zirconium in a form for which there are established markets.

Optimization of the alkali cracking process flowsheet is substantially complete except for finalizing certain details around reagent recovery and recycling. Work here has indicated an 80% reduction in hydrochloric acid, 90% reduction in magnesium oxide and almost 100% reduction in calcium carbonate consumption compared to the Nechalacho FS could be achievable along with associated sustainability benefits. The new potential flowsheet also successfully suppresses the precipitation of cerium and separates the lanthanum, both of which dilute the value of the mixed HREE product.

The last metallurgical testwork investigations conducted for Nechalacho ended August 31, 2016, and related to the recovery of zirconium and production of marketable quality zirconium basic sulphate (“ZBS”) and zirconium oxychloride (“ZOC”) products. Reworking of the process design criteria, plant designs and cost estimates for both the Concentrator and Hydrometallurgical Plant, along with any revisions to the mine plan, are continuing to be developed internally.

A further integrated pilot plant campaign has been planned but will only proceed when funding becomes available. This is designed to fully evaluate process performance particularly with the incorporation of the acid/reagents recovery circuits and associated recycle streams and would include all unit operations from crushing of ore right through to the generation of a mixed rare earth precipitate. The total bulk sample of ore required for this pilot plant is approximately eight tonnes. This material is being stored in Yellowknife until such time as the funding becomes available to proceed with the pilot plant work, presently estimated at approximately $4.0 million. There is no firm timeline for when this work will be carried out. In the meantime, the Company continues to monitor various academic research initiatives into new and more efficient rare earth extractive technology through its continuing participation in Canadian Rare Earth Elements Network.

Avalon Advanced Materials Inc.	Page 9 of 27

While permits for pre-construction work are already in place, the process to obtain a Class A Water License and Land Use Permit authorizing mine construction, operation and closure activities is presently on hold. The process can be accelerated again at any time with the expectation that it would then be completed in approximately 4-6 months. The Company will consider doing this whenever funding is available and circumstances are favourable. Reporting continues as required under the existing permits with the Mackenzie Valley Land and Water Board. The extension of the existing exploration permit was approved during 2016 to maintain existing site facilities in preparation for future activities. Avalon continues to monitor and participate in discussions around proposed regulatory changes in the NWT that could affect the Company’s future development plans. Permits for the quarry and airstrip extensions have been allowed to lapse until such time as they are needed, and can easily be re-obtained. The territorial government continues to look at new infrastructure investments in power and roads. One scenario under consideration is building a transmission line to bring power from the south with one potential route passing close to the Nechalacho site. This could provide opportunities to access lower cost clean power for future operations and potentially facilitate a road link with Yellowknife. Avalon continues to engage with the government of the NWT on these and other development and regulatory issues of concern for our aboriginal partners such as the development of the Caribou Management Plan.

Expenditures during the Year totalled $198,342 (2016 - $298,081). Of this, approximately 56% was incurred in connection with camp site maintenance and geological sampling and sample storage. During the fall of 2016, a brief site visit was conducted to do the camp maintenance work and do some sampling on known lithium occurrences on the northern part of the property. 29% was incurred on the disposal of certain metallurgical tailing materials and metallurgical testwork in support of Natural Resources Canada’s testwork program using samples from the Nechalacho REE Project, with the balance funding permitting, community consultation work and annual lease payments.

Expenditures during the Quarter totalled $81,698 (2016 - $21,652), which were primarily related to the disposal of certain metallurgical tailing materials and sample storage. The key factors going forward which influence the Nechalacho Project schedule, all of which are somewhat dependent on one another, are: securing one or more strategic or financial partners; securing sufficient binding agreements for offtake to support project financing, the availability of equity and debt financing at a reasonable cost and the receipt of all requisite construction and operating permits.

The Nechalacho property hosts a variety of rare metals resources, any of which could become of interest for development as demand warrants. The Company continuously monitors these markets. Demand for the Rare Earth Elements used in the manufacture of high strength permanent magnets, particularly neodymium, praseodymium and dysprosium is increasing and prices for these three REE in China have risen by approximately 50% in 2017. Increased demand for rare earth magnets is related to the growth of the electric vehicle industry where the electric motor technology typically utilizes rare earth magnets.

Unless otherwise noted, the technical information on the Nechalacho Project has been reviewed and approved either by the Company’s Senior Vice President Metallurgy and Technology Development, Mr. David Marsh, FAusIMM (CP), or Dr. William Mercer, PhD, P.Geo. (Ontario), P. Geo. (NWT), Vice President, Exploration, who are both Qualified Persons under NI 43-101.

East Kemptville Tin-Indium Project

The Company incurred $311,352 (2016 - $1,862,905) in expenditures during the Year on the East Kemptville Project in Yarmouth County, Nova Scotia. Approximately 54% of these expenditures were incurred on metallurgical testwork and preliminary evaluation of the economics of a small scale development scenario involving the processing of surface ore stockpiles, 26% was spent on geological studies, with the balance spent on permitting and environmental studies and property maintenance.

Avalon Advanced Materials Inc.	Page 10 of 27

The Company incurred $103,211 (2016 - $118,003) in expenditures during the Quarter on the East Kemptville Project, for continuing the evaluation of the economics of a small scale development scenario using different variants on the model as well as property maintenance.

The Company holds mineral rights at East Kemptville through a “Special Licence”, a form of mineral tenure granted by the Province of Nova Scotia in circumstances where there is a history of previous industrial land use activity (such as mining) in the area of interest. It does not immediately convey surface land rights and, accordingly, access must be arranged with the permission of surface rights holders.

The Company first acquired its Special Licence at East Kemptville in 2005 and it has been subsequently renewed multiple times while the Company negotiated access to the site. During the quarter ended May 31, 2015, by Order in Council, the Government of Nova Scotia approved an application for a new Special Licence reflecting the entire original mine site. The new Special Licence has a term of three years beginning February 2, 2015 and includes an obligation to incur $5.25 million in expenditures by January 31, 2018 (of which $3,152,858 had been incurred by August 31, 2017). It is renewable for an additional two one-year periods. The total area covered by the new Special Licence is 2,880 acres. Subsequent to the end of the Quarter, the Company commenced the process toward converting the Special Licence into a mining lease which it anticipates completing in the first half of 2018.

During the Quarter, project work was focussed on preparing an internal study on the economic viability of re-developing the site at this small-scale by initially focusing on the readily accessible low-grade stockpile material. The Company’s detailed sampling of the surface of the stockpile has provided more confidence in the average grade estimate reported in the historical records. A drilling program will be carried out on the stockpile before production is initiated to map the internal grade distribution in more detail for future process plant scheduling.

This recent work has confirmed that the small-scale development scenario has economic potential at current tin prices. The model contemplates processing of almost 6 million tonnes of surface ore stockpiles at the rate of 100 tonnes per hour (“tph”) for the recovery of a tin concentrate through a small, modular-designed gravity process plant. The model also included the eventual processing of higher grade, near surface ore from both the Main and Baby Zone pits which would extend the operating life in the model to 13 years. Testwork on a simple gravity only circuit has demonstrated that a tin recovery of +/-60% is achievable by such a flowsheet. The initial concentrate produced was 44.6% tin but this was increased to 68% by flotation to remove the contained sulphides- a target of 55% tin has been set for the operating plant. This scenario offers the potential for near term production at a relatively low capital expenditure with positive environmental impact by removing sources of on-site acid mine drainage and by taking advantage of existing tailings management facilities and the open pits. Processing of the stockpiles would contribute to the long term environmental remediation of the site.

Avalon has begun commercial discussions with several parties interested in new sources of supply of tin concentrate or interested in tin development opportunities. Samples of the stockpiled ore have been sent to one interested party and others are waiting for tin concentrate samples. Given the expected quality of the tin concentrate to be produced, off-take contracts are expected to be achieved once financing for the project is in place, or as a part of a debt financing arrangement.

Environmental studies examined the nature of the waste material generated from renewed operations, as well as the conditions required for bringing the existing operation into readiness for future production. A closure strategy has now been identified for the small scale development scenario to significantly reduce the existing site environmental liability through innovative management of future waste rock and tailings and through the processing and elimination of sulphide-bearing material presently stored on surface that is contributing to the need for costly ongoing water treatment.

All future potentially acid generating waste produced will be disposed of sub-aqueously to eliminate oxidation and the need for long term treatment requirements. These are anticipated to significantly reduce or eliminate the need for ongoing site care and maintenance. Additional drilling was completed by the surface rights owner to validate the stability of the coarse tailing pile and eliminate the potential need for future stabilization work during operations. Samples from the drilling will be analysed for tin to evaluate the potential for re-processing the tailings to recover additional tin concentrates. The detailed due diligence review of the historic environmental liability, led by Mark Wiseman, Vice-President, Sustainability, related to the acquisition of the surface rights was completed with no fatal flaws identified.

Avalon Advanced Materials Inc.	Page 11 of 27

Unless otherwise noted, the technical information on the East Kemptville Tin-Indium Project has been reviewed and approved either by the Company’s Senior Vice President Metallurgy and Technology Development, Mr. David Marsh, FAusIMM (CP), or Dr. William Mercer, PhD, P.Geo. (Ontario), P. Geo. (NS), Vice President, Exploration, who are both Qualified Persons under NI 43-101.

Other Projects

The Company did not complete any work on any of its other projects during the Quarter.

During the year, the Company incurred expenditures of $88,446 (2016 -$46,663) on its Mount Douglas Tin-Tungsten Property, $26,828 (2016 - $13,101) on certain mineral claims located south of St. George, New Brunswick and $3,080 (2016 - $4,163) on its Warren Township Anorthosite Project, all of which have been written off as impairment losses.

Corporate Social Responsibility

Contemporaneously with the filing of this MDA, the Company released its sixth comprehensive Sustainability Report entitled Concentrating on Cleantech Materials Production. The 2017 Sustainability Report is available for download on the Company’s website at: http://www.avalonAM.com

The 2017 Sustainability Report was prepared in accordance with the streamlined October 2016 Global Reporting Standards. The 2017 Report incorporates a self-assessment of Fiscal 2017 performance and sets targets for 2018 against the applicable Mining Association of Canada's “Toward Sustainable Mining” indicators.

In addition to the Company’s safety performance, the report includes many other accomplishments such as energy efficiency initiatives, community outreach, and metallurgical process improvements that contribute to improved environmental performance. Avalon is committed to working closely with its Aboriginal partners to create lasting economic and social benefits in the communities. In addition to its partners in the NWT, dialogue has been initiated with the Acadia First Nation in Nova Scotia as it relates to the East Kemptville Project and with Wabaseemoong Independent Nations (“WIN”) and Métis Nation of Ontario with respect to the Separation Rapids Lithium Project.

To provide independent advice as to the efficacy of the Company’s CSR work, the Company maintains an independent Sustainability Advisory Committee (“SAC”) that meets intermittently to review all of the Company’s sustainability-oriented work at all its projects. No meetings were held in Fiscal 2017 due to the low level of current development activity. In recognition of its sustainability efforts, Avalon was recognized for two straight years (2015 and 2016) by Corporate Knights’ Future 40 Responsible Corporate Leaders in Canada.

Administration and Other

Corporate and Administrative expenses totalled $2,877,792 during Fiscal 2017, an 11% decrease from the amount incurred in Fiscal 2016 ($3,221,418). The main areas of decreased operating expenses for the Year were expenses on public and investor relations, salaries and benefits, insurance expense, filing and transfer fees, as well as legal and related advisory fees.

Avalon Advanced Materials Inc.	Page 12 of 27

Expenses on public and investor relations for the Year decreased by $126,841 (23%) to $430,136 compared to $556,977 in Fiscal 2016. The decrease was primarily related to the decreased amount of work provided by consultants. Higher consulting fees were incurred in Fiscal 2016 for investor relations activities to build investor awareness about the Company’s shift in focus back to its lithium business and the Company name change which was approved by shareholders in February 2016.

Salaries and benefits for the Year decreased by approximately 6% to $1,509,865 compared to $1,607,078 in Fiscal 2016. The decrease in salaries and benefits was primarily related to the reduced staffing levels and to the decrease in the provision for accrued vacation days.

Insurance expenses for the Year decreased by approximately 21% to $130,787 compared to $165,613 for Fiscal 2016. This decrease is related to the reduction to the directors’ and officers’ liability insurance coverage from $30,000,000 to $20,000,000 for the 2016/2017 policy year.

Filing and transfer fees decreased by 20% to $93,633 during the Year compared to $116,484 for Fiscal 2016. The decrease is primarily related to the decrease in annual listing fees paid and the elimination of services provided by a US-based transfer agent after the Company’s move to the OTCQX Best Market from the NYSE MKT in December 2015.

Legal and related advisory fees decreased by 58% to $18,679 during the Year compared to the $44,635 for fiscal 2016. As part of its continuing effort to reduce costs, more routine matters and filings are now handled in-house.

Share based compensation decreased to $183,108 for the Year compared to $345,435 for Fiscal 2016. This decrease is primarily related to the decrease in the estimated fair values of options earned during the Year compared to Fiscal 2016.

On August 31, 2017, the fair values of the Company’s outstanding warrants denominated in US$ were re-measured using the Black-Scholes pricing model, which resulted in a gain of $229,747 for the Year (being the decrease in the estimated value of these warrants between August 31, 2016 and August 31, 2017) and a loss of $23,506 for the Quarter (being the increase in the estimated value of these warrants between May 31, 2017 and August 31, 2017). The changes in the estimated value of these warrants at the various valuation dates are mainly caused by the fluctuation in the trading price of the Company’s common shares and the number of these warrants outstanding as at August 31, 2017 compared to August 31, 2016 and May 31, 2017.

Similar to the US$ Warrants, the fair values of the Company’s outstanding derivative liabilities (which included the A1 Warrants issued in March 2017 as described below) were re-measured using the Black-Scholes pricing model, which resulted in a gain of $103,326 for the Year and the Quarter

Corporate and Administrative expenses totalled $668,998 during the Quarter, a 2% decrease from the amount incurred during the comparative quarter in fiscal 2016 ($681,616). The main area of decreased operating expenses for the Quarter was expenses on public and investor relations, which were partly offset by the increase in salaries and benefits.

Salaries and benefits increased by $65,563 (20%) to $389,382 compared to $323,879 for the same quarter in Fiscal 2016. This increase is primarily related to salary and benefits for an employee who had returned to work in February 2017 after parental leave, and to the increase in the provision for accrued vacation days.

Expenses on public and investor relations decreased by $84,950 (59%) compared to the same quarter in Fiscal 2016 due to reduced US marketing activity. Investor relations activities during and subsequent to the end of the Quarter included non-deal roadshows in New York, Winnipeg and Montreal and increased investor outreach in Toronto. The Company also participated in one lithium technical conference subsequent to the end of the Quarter in California.

Avalon Advanced Materials Inc.	Page 13 of 27

Share based compensation expense totalled $42,934 for the Quarter compared to $72,830 for the same quarter in Fiscal 2016. This decrease is primarily related to the decrease in the estimated fair values of options earned during the Quarter compared to the same quarter in Fiscal 2016.

In March 2017, the Company entered into a preferred share purchase agreement (the “Agreement”) with an entity managed by the Lind Partners (“Lind”) and issued 500 Series A1 Preferred Shares (the “Preferred Shares”) at a price of $5,000 per share for gross proceeds of $2,500,000. Pursuant to Canadian securities laws, the securities issuable under this private placement were subject to a hold period which expired on July 11, 2017 (the “Hold Period”).

In conjunction with this private placement, Lind received a commitment fee of $125,000 and 6,900,000 common share purchase warrants (the “A1 Warrants”). Each Warrant entitles the holder to purchase one common share of the Company at a price of $0.23 per common share until March 10, 2022.

The Preferred Shares do not carry a dividend and have a redemption value that starts at $5,000 per share and increases by $250 per share each quarter over a 24 month period ending on March 10, 2019, to a cap of $6,750 per share. After the Hold Period, the Preferred Shares can be converted by Lind into common shares of the Company at a price per common share equal to 85% of the five-day volume weighted average price of the common shares on the TSX immediately prior to the date that notice of conversion is given (the “Conversion Option”).

Lind is also entitled to accelerate its conversion right to the full amount of the redemption value applicable at such time, or demand repayment of the applicable redemption value per share in cash, upon the occurrence of certain events as set out in the Agreement (the “Redemption Events”). The triggering Redemption Events include certain key financial and non-financial conditions, which include change of control, insolvency and liquidity conditions etc. as defined in the Agreement. These Redemption Events also limit the Company from obtaining other debt or preferred share financings that are not junior to the Preferred Shares other than certain project-related financings, as well as other at-the-market, equity lines or credit type of common share offerings, or convertible security financings where the price of the common share is not fixed at a predetermined price. In addition, if the Redemption Event is a change of control event, the redemption amount will be equal to 110% of the applicable redemption amount at that time. No Redemption Event had occurred since the issuance of the Preferred Shares.

The Company has the right to redeem all of the outstanding Preferred Shares at any time after the Hold Period at a 5% premium to the redemption value (the “Call Option”). The Company also has floor price protection such that if any conversion results in an effective conversion price of less than $0.10 per common share, then the Company has the right to deny the conversion and instead redeem the Preferred Shares that were subject to that conversion for the redemption amount in cash plus a 5% premium.

At any time while any Preferred Shares are outstanding, Lind has the option of subscribing for up to an additional 165 Series A2 Preferred Shares at a price of $5,000 per share and under the same terms and conditions as the initial financing, subject to certain triggering events and subject to the prior approval of the TSX (the “Series A2 Option”). Lind will also receive a certain number of Series A2 warrants (“A2 Warrants”) when it exercised the Series A2 Option. The number of A2 Warrants to be issued and the exercise price of A2 Warrants will be calculated by using similar formulas used in determining the number and the exercise price of the A1 Warrants.

The number of common shares to be issued would be 21,176,470 if all of the outstanding Preferred Shares had been converted into common shares based on the closing price of the Company’s common shares on the TSX of $0.14 on August 31, 2017.

In accordance with IAS 32 Financial Instruments: Presentation and IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”), the Company had designated the entire hybrid contract (the Preferred Share and all of the embedded derivatives) as a liability and measured it as a financial liability at fair value through profit or loss (“FVTPL”) and re-measured at each financial statement reporting date, with the resulting change in value being recorded as increase or decrease in fair value of convertible redeemable preferred shares in the consolidated statement of comprehensive loss. As the Company has the Call Option to redeem all of the outstanding Preferred Shares at any time after the Hold Period at a 5% premium to the redemption value, the total fair value of the Preferred Shares at issuance is therefore $2,625,000.

Avalon Advanced Materials Inc.	Page 14 of 27

The exercise price of the A1 Warrant is subject to adjustment from time to time in the event of certain common share rights offering, such that the exercise of the A1 Warrants do not result in a fixed number of common shares being issued for a fixed amount of cash. As a result, the A1 Warrant had been classified as a financial liability at FVTPL and re-measured at each financial statement reporting date using the Black-Scholes pricing model, with the resulting change in value being recorded as increase or decrease in fair value of derivative liabilities in the consolidated statement of comprehensive loss.

The fair value of the A1 Warrants was estimated at $236,488 at issuance, and this amount was allocated to the warrant component of this private placement.

Cash issuance costs incurred relating to this private placement totaled $239,847 and had been recorded in the Statement of Comprehensive Loss as financing transaction costs.

The fair values of the Preferred Shares and the A1 warrants at issuance totaled $2,861,488 and the excess of this amount over the gross proceeds ($2,500,000) of $361,488 had been recorded as a financing transaction cost in the Statement of Comprehensive Loss.

20 Preferred Shares were converted into common shares during the Quarter. The total fair value of the remaining outstanding Preferred Shares was estimated at $2,646,000 as at August 31, 2017, and accordingly, the Company had recorded an increase in fair value of convertible redeemable preferred shares of $131,250 during the Quarter.

Summary of Quarterly Results

The following selected financial data is derived from the unaudited condensed consolidated interim financial statements of the Company.

Fiscal Year	2017				2016
For the Quarters Ended	Aug. 31	May 31	Feb. 28	Nov. 30	Aug. 31	May 31	Feb. 29	Nov. 30
	$	$	$	$	$	$	$	$
Revenue (Interest)	16,080	7,088	2,544	2,499	5,882	7,700	7,683	13,895
Net Loss before discontinued operations	835,616	1,312,870	568,543	640,292	704,446	1,234,913	954,982	645,304
Net Loss	835,616	1,312,870	568,543	640,292	704,446	1,234,913	954,982	645,304
Net Loss, per share, basic and diluted	0.004	0.007	0.003	0.004	0.004	0.007	0.006	0.004

The fluctuation on quarterly net loss is primarily due to share-based compensation expenses recognized as stock options granted to directors, officers, employees and consultants of the Company are earned, the impairment losses recognized on resource properties, changes in the fair value of derivative liabilities and convertible redeemable preference shares, and financing transaction costs expensed. The costs of resource properties are written down at the time the properties are abandoned or considered to be impaired in value.

Liquidity and Capital Resources

In management’s view, given the nature of the Company’s operations, which consist of the exploration and development of mineral properties, the most relevant financial information relates primarily to current liquidity, solvency, and planned property expenditures. The Company’s financial success will be dependent on the economic viability of its resource properties and the extent to which it can discover and develop new mineral deposits. Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine. The sales value of any mineralization discovered by the Company is largely dependent on factors beyond the Company’s control, including the market value of the metals and minerals to be produced.

Avalon Advanced Materials Inc.	Page 15 of 27

The Company manages its capital structure and makes adjustments to it based on the funds available to the Company in light of changes in general economic conditions, the Company’s short term working capital requirements, and its planned exploration and development program expenditure requirements.

As the Company is in the development stage, its principal source of capital is from the issuance of common shares. In order to achieve its objectives, the Company expects to spend its existing working capital and raise additional funds as required.

As at August 31, 2017, the Company has current assets of $1,367,481 and current liabilities of $1,042,507. As disclosed earlier under “Administration and Other”, the holder of the Preferred Shares is entitled to demand repayment of the applicable redemption value per share in cash (which totaled $2,520,000 as at August 31, 2017) upon the occurrence of certain Redemption Events. Excluding the deferred flow-through share premium of $49,467 and the liability for warrants denominated in foreign currency of $181,671, the Company’s adjusted working capital was $556,112 (calculated by adding back the deferred flow-through share premium of $49,467 and the liability for warrants denominated in foreign currency of $181,671 to the working capital of $324,974). As the de-recognition of the balance of the deferred flow-through share premium and the liability for warrants denominated in foreign currency will not require the future out flow of resources by the Company, it is management’s belief that the adjusted working capital figure provides useful information in assessing the Company’s liquidity risk. Substantially all of the Company’s cash and cash equivalents are held at a major Canadian chartered bank in cashable guaranteed investment certificates bearing an annual interest rate of 1.1% . As at August 31, 2016, the Company had adjusted working capital of $1,160,471 and cash and cash equivalents on hand of $1,360,487.

The Company’s current operating expenditures, excluding expenditures on resource property work programs, are approximately $300,000 per month. The Company’s current anticipated resource property expenditures planned to be incurred during the year ending August 31, 2018 are budgeted at approximately $1,800,000 (excluding capitalized salaries and benefits), with approximately $1,500,000 of these expenditures being allocated to the Separation Rapids Lithium Project.

Subsequent to the end of the Year, the Company completed a private placement and issued 3,215,000 flow-through common shares at a price of $0.145 per share (of which 305,000 flow-through common shares were subscribed by certain directors and officers of the Company) and 4,800,000 non-flow-through units at a price of $0.12 per unit for gross proceeds of $1,042,175.

The Company believes its present cash resources are sufficient to meet all of its current contractual obligations, administrative and overhead expenditures, and planned exploration programs until the end of January, 2018. Initiatives to raise additional capital are in progress although there can be no assurances that the Company will be able to raise additional funds required for all planned expenditures. As a result, certain expenditures may have to be delayed until sufficient funding has been raised. Given the continuation of weak investor sentiment and capital market conditions in the junior resource sector, there exists an uncertainty as to the Company’s ability to raise sufficient additional funds on favourable terms. This condition indicates the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern. The Company’s expenditures on other discretionary exploration and development activities have some scope for flexibility in terms of amount and timing, which can be adjusted accordingly.

On November 7, 2016, the Company completed a private placement and issued 4,545,454 flow-through common shares at $0.22 per share for gross proceeds of $1,000,000.

On December 23, 2016, the Company completed a private placement and issued 2,500,000 flow-through common shares at $0.15 per share for gross proceeds of $375,000.

Avalon Advanced Materials Inc.	Page 16 of 27

On June 12, 2017, the Company completed a private placement and issued 3,400,000 flow-through common shares at $0.15 per share for gross proceeds of $510,000.

On August 16, 2017, the Company completed a private placement and issued 3,100,000 flow-through common shares at $0.145 per share for gross proceeds of $449,500.

As discussed earlier under “Administration and Other”, in March 2017, the Company entered into the Agreement with Lind and issued 500 Preferred Shares at a price of $5,000 per share for gross proceeds of $2,500,000.

The Company does not have any externally imposed capital requirements other than those Redemption Events as discussed above. The Company continues to work on attracting more substantial project financing through the participation of one or more strategic partners, a long term construction debt financing facility, and/or through the equity markets. If the Company is not able to secure financing on satisfactory terms, expenditures on the development of its projects will need to be delayed.

All of the Company’s resource properties, are owned, leased or licenced with minimal holding costs. The most significant holding costs being annual lease rental fees on Nechalacho of $20,998 and the annual expenditures related to the mining leases at Separation Rapids and Warren Township totalling $3,327. The Company is required to incur certain exploration expenditures on the East Kemptville Project in order to keep the new Special Licence in good standing (as described earlier under “Exploration and Development Activities”). As at August 31, 2017, the Company is also required to incur additional Canadian Exploration Expenditures (“CEE”) of $538,510 (the remaining balance of the required expenditures resulting from the private placements completed in June and August 2017) by December 31, 2018. The Company is also required to incur additional CEE of $466,175 by December 31, 2018 relating to the private placement completed subsequent to the year ended August 31, 2017.

A joint venture with an industry partner or end-user may represent an attractive alternative for financing the further stages in the development of the Project as well as the projects at Separation Rapids, East Kemptville, or Warren Township, once the capital requirements become relatively large.

The Company has an operating lease for its premises. As at the date of this MDA, the minimum lease commitments under these leases are as follows:

Fiscal year ended August 31, 2018		$236,996
2019		$315,995
2020		$105,332
2021	and thereafter	$-

Off Balance Sheet Arrangements

As at August 31, 2017, the Company had no material off balance sheet arrangements such as guaranteed contracts, contingent interests in assets transferred to an entity, derivative instrument obligations or any instruments that could trigger financing, market or credit risk to the Company.

Transactions with Related Parties

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed here. Details of the transactions between the Company and other related parties are disclosed below:

Avalon Advanced Materials Inc.	Page 17 of 27

a)	Trading transactions

There had been no material trading transactions with related parties during the years ended August 31, 2017 and 2016, except for the participation by Mr. Donald Bubar (a director and the President and CEO of the Company) in the company’s private placement that was completed in March 11, 2016, in which Mr. Bubar subscribed for 1,000,000 units at $0.10 per unit were issued to Mr. Bubar. Each unit consisted of one common share and one-half of one non- transferrable common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.15 per share, until March 11, 2018, or if at any time following September 11, 2016, the closing price of the common shares on the TSX is $0.25 or higher for a period of twenty consecutive trading days, the Company may, by notice to the holder reduce the expiry date of the warrants to not less than 30 days from the date of such notice (“Accelerated Expiry Date”).

b)	Compensation of key management

The remuneration of directors and other members of the Company’s senior management team during the three and twelve months ended August 31, 2017 and 2016 were as follows:

	Three Months Ended		Twelve months Ended
	August 31,	August 31,	August 31,	August 31,
	2017	2016	2017	2016

Salaries, benefits and directors’ fees (1)	$438,731	$397,618	$1,744,508	$1,803,314
Share based compensation(2)	34,180	61,352	281,657	337,541
	$472,911	$458,970	$2,026,165	$2,140,855

(1)

Salaries and benefits of key management personnel capitalized to exploration and evaluation assets and PPE for three and twelve months ended August 31, 2017, totalled $143,080 (2016 – $166,725) and $571,471 (2016 - $603,415), respectively.

(2)	Fair value of stock options earned and recognized as share based compensation during the respective reporting period.

Subsequent Events

Subsequent to the end of the Year, the Company:

a)

granted an aggregate of 100,000 stock options with a weighted average exercise price of $0.14 per share to certain employees of the Company. The weighted average contract life of these options was 5.0 years;

b)	issued 3,743,559 common shares pursuant to the conversion of 75 Preferred Shares;

c)

completed a private placement and issued 3,215,000 flow-through common shares at a price of $0.145 per share (of which 305,000 flow-through common shares were subscribed by certain directors and officers of the Company) and 4,800,000 non-flow-through units at a price of $0.12 per unit for gross proceeds of $1,042,175. Each unit consists of one non-flow- through common share and one half non-transferable common share purchase warrant, with each whole warrant being exercisable to acquire one non-flow-through common share of the Company at a price of $0.16 until November 3, 2019.

In conjunction with this private placement, the Company paid finder’s fees of $34,560 and issued 288,000 non-transferrable compensation warrants, with each compensation warrant being exercisable to acquire one common share of the Company at a price of $0.15 until November 3, 2019.

Avalon Advanced Materials Inc.	Page 18 of 27

Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities, warrants denominated in foreign currency, convertible redeemable preferred shares and the A1 Warrants.

Management does not believe these financial instruments expose the Company to any significant interest, currency or credit risks arising from these financial instruments. The fair market values of cash and cash equivalents, receivables, and accounts payable and accrued liabilities approximate their carrying values.

The Company has 6,466,513 warrants outstanding as at August 31, 2017, with an original exercise price of US$0.56 per share (“US$ Warrants”). These warrants are subject to certain anti-dilution provisions, which may reduce the exercise price, with a floor of US$0.5095 per share. The adjusted exercise price as calculated by the anti-dilution provisions as at August 31, 2017 and as at the date of this MDA is US$0.5223. These warrants are exercisable until June 13, 2021. These warrants were recorded at fair value at the time of issuance, and are re-measured at fair value using the Black-Scholes pricing model at each financial statement reporting date, with the resulting change in fair value being recorded in the statement of comprehensive loss.

As the Company has the Call Option to redeem all of the outstanding Preferred Shares at any time after the Hold Period at a 5% premium to the redemption value, the total fair value of the 480 Preferred Shares as at August 31, 2017 is $2,646,000. The number of common shares to be issued would be 21,176,470 if all of the outstanding Preferred Shares had been converted into common shares based on the closing price of the Company’s common shares on the TSX of $0.14 on August 31, 2017.

Interest income from cash and cash equivalents are recorded in the statement of comprehensive loss.

Outstanding Share Data

a)	Common and Preferred Shares

The Company is presently authorized to issue an unlimited number of common shares without par value. The Company is also authorized to issue up to 25,000,000 preferred shares without par value.

As at August 31, 2017, the Company had 196,735,521 common shares and 480 preferred shares issued and outstanding. Subsequent to the end of the Year, and as described earlier under “Subsequent Events”, 8,015,000 common shares were issued pursuant to a private placement and 3,743,559 common shares were issued pursuant to the conversion of 75 Preferred Shares. As at the date of this MDA, the Company has 208,494,080 common shares and 405 Series A1 Preferred Shares outstanding.

b)	Options

As at August 31, 2017, the Company had an aggregate of 10,335,000 incentive stock options outstanding with a weighted average exercise price of $0.37 (of which 7,223,750 were vested and 3,111,250 were unvested). Subsequent to the end of the Year, 100,000 options were granted (as described earlier under “Subsequent Events”). As at the date of this MDA, the Company has 10,435,000 incentive stock options with a weighted average exercise price of $0.37 outstanding.

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c)	Warrants

As at August 31, 2017 the Company has the following common share purchase warrants outstanding:

i.

6,466,513 US$ Warrants, with an original exercise price of US$0.56 per share and are exercisable until June 13, 2021. These warrants are also subject to certain anti-dilution provisions, which may reduce the exercise price, with a floor of US$0.5095 per share. The adjusted exercise price as calculated by the anti-dilution provisions as at August 31, 2017 and as at the date of this MDA is US$0.5223;

ii.	3,000,000 warrants with an exercise price of $0.175 per share and exercisable until December 24, 2017;

iii.

40,000 warrants, issued pursuant to the Accommodation Agreement, with an average exercise price of $0.42 per share and will expire as follows: 10,000 warrants on July 31, 2018, 10,000 warrants on July 31, 2019, 10,000 warrants on July 31, 2020 and 10,000 warrants on August 2, 2021;

iv.	4,450,000 warrants with an exercise price of $0.15 per share and exercisable until the earlier of March 11, 2018, or the Accelerated Expiry Date;

v.

1,500,000 warrants with an exercise price of $0.20 per share and exercisable until March 29, 2018, or if at any time following September 29, 2016, the closing price of the common shares on the TSX is $0.25 or higher for a period of twenty consecutive trading days, the Company may, by notice to the holder reduce the expiry date of the warrants to not less than 30 days from the date of such notice;

vi.

1,000,000 warrants with an exercise price of $0.175 per share and exercisable until March 29, 2018, or if at any time following September 29, 2016, the closing price of the common shares on the TSX is $0.25 or higher for a period of twenty consecutive trading days, the Company may, by notice to the holder reduce the expiry date of the warrants to not less than 30 days from the date of such notice; and

vii.	6,900,000 A1 Warrants with an exercise price of $0.23 per common share which are exercisable until March 10, 2022.

Subsequent to the end of the Year, 2,400,000 warrants with an exercise price of $0.16 per common share which are exercisable until November 3, 2019 were issued as described earlier under “Subsequent Events”.

The Company is also committed to issue 20,000 warrants to the NWTMN in two equal installments of 10,000 warrants upon the Nechalacho Project meeting certain milestones. These warrants will have a contractual term of five years and will have an exercise price based on the then current market price of the Company’s common shares at the date of issue of the warrants.

d)	Brokers’ Compensation Warrants

As at August 31, 2017, the Company had the following compensation warrants outstanding:

i.	300,000 compensation warrants with an exercise price of $0.11 per common share, which are exercisable until the earlier of March 11, 2018 or the Accelerated Expiry Date;

ii.	180,000 compensation warrants with an exercise price of $0.175 per common share, which are exercisable until March 29, 2018;

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iii.	272,727 compensation warrants with an exercise price of $0.25 per common share, which are exercisable until November 7, 2018;

iv.	150,000 compensation warrants with an exercise price of $0.15 per common share, which are exercisable until December 23, 2018;

v.	204,000 compensation warrants with an exercise price of $0.15 per common share, which are exercisable until June 12, 2019; and

vi.	186,000 compensation warrants with an exercise price of $0.145 per common share, which are exercisable until August 16, 2019.

Subsequent to the end of the Year, 288,000 compensation warrants with an exercise price an exercise price of $0.15 per common share which are exercisable until November 3, 2019 were issued as described earlier under “Subsequent Events”.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to permit timely decisions regarding public disclosure.

Management, including the CEO and CFO, has designed or caused to be designed under their supervision, disclosure controls to provide reasonable assurance that the information required to be disclosed in annual filings, interim filings, or other reports filed or submitted under Canadian securities legislation, or reports filed or submitted under the U.S. Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time period specified in those rules.

Internal Control over Financial Reporting

The CEO and CFO are also responsible for the design of the Company’s internal controls over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements.

Under the supervision, and with the participation, of the CEO and CFO, management conducted an evaluation of the effectiveness of the Company’s ICFR based on the framework Internal Control – Integrated Framework (COSO 2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the CEO and CFO have concluded that the design and operation of the Company’s ICFR were effective as at August 31, 2017. No material weaknesses were identified by management during this evaluation.

There have been no changes to the Company’s design of internal controls over financial reporting that occurred during the Quarter that materially affected, or are reasonably likely to affect, the Company’s ICFR.

Critical Accounting Judgments and Estimation Uncertainties

The preparation of the consolidated financial statements in conformity with IFRS requires that the Company’s management make critical judgments, estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and the related notes thereto. Actual results may differ from those estimates. Estimates and assumptions are reviewed on an on-going basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates are accounted for prospectively.

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The Company has identified the following significant areas where critical accounting judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods.

Further details of the nature of these assumptions and conditions may be found in the relevant notes to the consolidated financial statements.

Key Sources of Estimation Uncertainty

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment are included in the following notes:

Recoverability of Exploration and Evaluation Assets, Development Assets and Property, Plant and Equipment

The Company assesses its long-lived assets, specifically all exploration and evaluation assets, development assets and PPE at each reporting date to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is the higher of the fair value less costs of disposal and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, foreign exchange rates, future capital requirements, exploration potential and operating performance.

Determination of Reserve and Resource Estimates

Mineral reserves and resources are estimates of the amount of ore that can be economically and legally extracted from the Company’s exploration and development properties. The estimation of recoverable reserves is based upon factors such as estimates of commodity prices, production costs, production techniques, future capital requirements and foreign exchange rates, along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of exploration and evaluation assets, development assets, PPE, site closure and reclamation provision and amortization expense.

Fair Value of Share Based Payments and Warrants

The Company follows IFRS 2, Share-based Payment, in determining the fair value of share based payments. This calculated amount is not based on historical cost, but is derived based on assumptions (such as the expected volatility of the price of the underlying security, expected hold period before exercise, dividend yield and the risk-free rate of return) input into a pricing model. The model requires that management make forecasts as to future events, including estimates of: the average future hold period of issued stock options and compensation warrants before exercise, expiry or cancellation; future volatility of the Company’s share price in the expected hold period; dividend yield; and the appropriate risk-free rate of interest. The resulting value calculated is not necessarily the value that the holder of the option or warrant could receive in an arm’s length transaction, given that there is no market for the options or compensation warrants and they are not transferable. Similar calculations are made in estimating the fair value of the warrant component of an equity unit. The assumptions used in these calculations are inherently uncertain. Changes in these assumptions could materially affect the related fair value estimates.

Site Closure and Reclamation Provision

The Company’s accounting policy for the recognition of a site closure and reclamation obligation requires significant estimates and assumptions such as: requirements of the relevant legal and regulatory framework, the magnitude of possible disturbance and the timing thereof, extent and costs of required closure and rehabilitation activity, and discount rate. These uncertainties may result in future actual expenditures differing from the amounts currently provided.

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Site closure and reclamation provision recognized is periodically reviewed and updated based on the facts and circumstances available at the time.

Property, Plant and Equipment - Estimated Useful Lives

Management estimates the useful lives of PPE based on the period during which the assets are expected to be available for use. The amounts and timing of recorded expenses for depreciation of PPE for any period are affected by these estimated useful lives. The estimates are reviewed at least annually and are updated if expectations change as a result of physical wear and tear, technical or commercial obsolescence and legal or other limits to use. It is possible that changes in these factors may cause significant changes in the estimated useful lives of the Company’s PPE in the future.

Critical Judgments

Information about critical judgments in applying accounting policies that have most significant effect on the consolidated financial statements are as follows:

Capitalization of Exploration and Evaluation Costs

Exploration and evaluation costs incurred during the year are recorded at cost. Capitalized costs include costs directly attributable to exploration and evaluation activities, including salaries and benefits of employees who are directly engaged in the exploration and evaluation activities. Administrative and other overhead costs are expensed. Exploration and evaluation costs incurred that have been determined to have future economic benefits and are can be economically recoverable are capitalized. In making this judgment, management assesses various sources of information including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, scoping and feasibility studies, proximity of operating facilities, operating management expertise and existing permits.

Changes in Accounting Policies Including Initial Adoption

The Company did not adopt any new accounting standards during the Year.

Recent Accounting Pronouncements

The following pronouncements are issued but not yet effective:

IFRS 9, Financial Instruments

IFRS 9, Financial instruments (“IFRS 9”) was issued by the IASB in July 2014 and will replace IAS 39. IFRS 9 utilizes a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Final amendments released in July 2014 also introduce a new expected loss impairment model and limited changes to the classification and measurement requirements for financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of this standard and amendments on its consolidated financial statements. However it is expected that the adoption of IFRS 9 will not have any significant impact on the Company’s consolidated financial statements given its current business model and the amount of its financial assets.

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IFRS 15, Revenue from Contracts and Customers

IFRS 15, Revenue from Contracts and Customers (“IFRS 15”) was issued by the IASB in May 2014, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current standard. Companies can elect to use either a full or modified retrospective approach when adopting this standard and it is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of IFRS 15 on its consolidated financial statements. However it is expected that the adoption of IFRS 15 will not have any significant impact on the Company’s consolidated financial statements as the Company is not currently generating any significant revenue.

IFRS 16, Leases

IFRS 16, Leases (“IFRS 16”) was issued by the IASB in January 2016, and will replace IAS 17 Leases. IFRS 16 specifies the methodology to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases except for short-term leases and leases with low value assets. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if IFRS 15 has also been adopted. A lessee will apply IFRS 16 to its leases either retrospectively to each prior reporting period presented; or retrospectively with the cumulative effect of initially applying IFRS 16 being recognized at the date of initial application. The Company is currently evaluating the impact of IFRS 16 on its consolidated financial statements.

Forward-Looking Statements, Risk Factors and Qualified Persons

Certain of the statements that are not historical facts contained in this MDA are forward-looking statements that involve risks and uncertainties that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such forward-looking statements reflect the Company’s current views with respect to future events and include, among other things, statements regarding targets, estimates and/or assumptions in respect of reserves and/or resources, and are based on estimates and/or assumptions related to future economic, market and other conditions that, while considered reasonable by management, are inherently subject to risks and uncertainties, including significant business, economic, competitive, political and social uncertainties and contingencies. These estimates and/or assumptions include, but are not limited to:

•	grade of ore;
•	mineral product and commodity prices;
•	metallurgical recoveries;
•	operating costs;
•	achievement of current timetables for development;
•	strength of the global economy;
•	availability of additional capital; and
•	availability of supplies, equipment and labour.

Factors that could cause the Company’s actual results, performance, achievements, developments or events to differ materially from those expressed or implied by forward-looking statements include, among others, the factors described or referred to under “Description of the Business - Risk Factors” in the Company’s Annual Information Form for the year ended August 31, 2017, and:

•	risks related to the Company’s history of losses, lack of operating history, ability to generate material revenues and continue as a going concern;

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•	risks related to establishing new mining operations in the event that the Company elects to proceed with the development of one of its mineral projects;
•	risks related to the Company’s need for additional financing;
•	risks related to any joint venture or strategic alliances that may be entered into by the Company;
•	risks related to the progression of the Separation Rapids Lithium Project to a positive feasibility stage;
•	risks related to securing product off-take agreements on a timely basis;
•

risks related to the unique ore type at the Nechalacho Rare Earth Elements Project (“Nechalacho” or the “Nechalacho Project”) and the Separation Rapids Lithium Project for which known metallurgical processes have not previously been applied;

•

uncertainty related to title to the Company’s properties as well as the risk of delays in obtaining licenses and permits as a result of local opposition, including uncertainty related to any challenges in connection with Aboriginal land title claims and Aboriginal rights

•	risks related to the possible existence of rights and interests of Aboriginal groups, which may limit the Company’s ability to develop its properties;
•	risks related to the need to acquire properties for the hydrometallurgical plant and potentially a rare earth refinery for the Nechalacho Project;
•	risks that actual capital costs, production schedules and economic returns for the Nechalacho Project may differ significantly from those anticipated by the Company;
•	risks related to the demand for rare metals and minerals and fluctuations in their pricing ;
•	risks related to the demand for lithium and fluctuations in its pricing;
•	risks related to competition and the actions of competitors;
•	risks related to costs or delays in the commercialization of rare earth products;
•	uncertainties related to the fact that the Company’s mineral resources and mineral reserves are only estimates;
•

risks related to the Company’s ability to secure the required mineral tenure licenses at the East Kemptville Tin-Indium Project (“East Kemptville Project”) which could adversely affect the Company’s ability to conduct further studies and exploration activities;

•	risks related to obtaining, maintaining and renewing licenses and permits, and the material costs, liabilities and obligations in connection therewith;
•	risks that the Company will be subject to material costs, liabilities and obligations in connection with environmental laws, regulations and approvals and that approvals will not be available;
•	uncertainties involving uninsured risks;
•	risks related to possible shortages of supplies, equipment and labour;
•	risks related to the Company’s ability to attract and retain qualified management and technical personnel;
•	uncertainty whether the Company will acquire commercially mineable ore deposits or whether the current mineral deposits identified by the Company can be developed as commercially viable ore bodies;
•	risks inherent to the competitive nature of the mineral industry;
•	risks related to the extensive federal, state, provincial, territorial and local laws and regulations to which the Company’s activities are subject;
•	risks related to the availability and reliability of adequate infrastructure;
•	risks and hazards inherent to the mining industry;
•	risks related to any changes in critical accounting estimates that adversely affect the Company’s financial results;
•	risks related to potential conflicts of interest of the Company’s directors and officers who may have involvement with other resource companies;
•	risks due to being a “passive foreign investment company” for U.S. purposes;
•	risks related to fluctuations of currency exchange rates;
•	risks related to share price volatility;
•	risks related to dilution of existing shareholders;
•	risks related to not paying cash dividends;
•	risks related to being a non-US corporation; and
•	risks related to there being no market for the Company’s warrants.

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Most of the foregoing factors are beyond the Company’s ability to control or predict. Although the Company has attempted to identify important factors that could cause actual results, performance, achievements, developments or events to differ materially from those described in forward-looking statements, there may be other factors that cause actual results, performance, achievements, developments or events not to be as anticipated, estimated or intended. There can be no assurance that the estimates and/or assumptions upon which these forward-looking statements are based will occur.

Readers can identify many of these statements by looking for words such as “believe”, “expects”, “will”, “intends”, “projects”, “anticipates”, “estimates”, “continues” or similar words or the negative thereof. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur.

The forward-looking statements contained herein are made as of the date of this MDA and are expressly qualified in their entirety by this cautionary statement. Readers should not place undue reliance on the forward-looking statements, which reflect management’s plans, estimates, projections and views only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

The technical information included in this MDA, unless otherwise stated, has been reviewed and approved by Donald S. Bubar, P. Geo., President and Chief Executive Officer of the Company and Dr. William Mercer, P. Geo., Vice-President, Exploration of the Company. Mr. Bubar and Dr. Mercer are both Qualified Persons under National Instrument 43-101 (“NI 43-101”).

Notice Regarding Presentation of our Mineral Reserve and Resource Estimates

This MDA has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included in this MDA have been prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information contained in this MDA may not be comparable to similar information disclosed by United States companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” exists, is economically or legally mineable, or will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by Avalon in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

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Other Information

Additional information on the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.avalonadvancedmaterials.com.

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